UNITED STATES
SECURITIES AND EXCHANGE COMMISISION
WASHINGTON, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to ______

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

Ameren Corporation
Savings Investment Plan
Financial Statements and Additional Information
December 31, 2007 and 2006

Ameren Corporation
Savings Investment Plan
Index
December 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12
Additional Information*
Schedule I: Schedule of Assets (Held at End of Year).	13

Schedule II: Schedule of Reportable Transactions	14

*
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ameren Corporation Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Those supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets (held at end of year) that accompanies the Plan’s financial statements does not disclose the historical cost of certain nonparticipant-directed Plan assets held by the Plan’s trustee.  Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 27, 2008

Ameren Corporation
Savings Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Investments (Note 3)	$1,368,861,823	$1,284,627,581

Cash	-	24,519

Receivables
Participant contributions	707,260	2,097,201
Employer contributions	218,810	776,740
Dividends and interest	198,079	142,998

Total receivables	1,124,149	3,016,939

Total assets	1,369,985,972	1,287,669,039

Liabilities
Accrued expenses	-	29,479

Net assets reflecting all investments at fair value	1,369,985,972	1,287,639,560

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(1,838,913)	2,162,412

Net assets available for benefits	$1,368,147,059	$1,289,801,972

The accompanying notes are an integral part of these financial statements

Ameren Corporation
Savings Investment Plan
Statements of Changes in Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006

Additions:
Interest and dividends	$26,013,166	$24,616,902
Net appreciation in fair value of investments (Note 3)	47,492,578	116,267,894
Participant contributions	58,760,626	57,769,091
Employer contributions	20,529,825	19,788,338

Total additions	152,796,195	218,442,225

Deductions:
Benefits paid to participants	74,044,718	69,946,799
Administrative expenses	406,390	262,569

Total deductions	74,451,108	70,209,368

Plan transfers in (Note 1)	-	681,561

Net increase	78,345,087	148,914,418

Net assets available for benefits
Beginning of year	1,289,801,972	1,140,887,554

End of year	$1,368,147,059	$1,289,801,972

The accompanying notes are an integral part of these financial statements

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Description of the Plan

General
The following is a brief summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”).  Participants should refer to the Plan document for more complete information.

The Plan's purpose is to provide certain management and contract employees (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the option to defer a portion of their annual base compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”).  The Plan is subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions.  The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan.  The Northern Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Ameren Corporation Savings Investment Master Trust Agreement.  See Note 8 – Subsequent Events, which discusses the merger of the Ameren Corporation Employee Long-Term Savings Plan – IBEW No. 702 (Long-Term Savings Plan) into the Plan on February 1, 2008.

Participation
The Plan covers substantially all employees of the Company, except contract employees covered by a collective bargaining agreement between the Company and employees who are members of the IBEW No. 702 collective bargaining unit employed by Central Illinois Public Service or Ameren Energy Generating Company.  All regular full time employees are eligible to participate upon employment.  See Note 8 – Subsequent Events, for information related to the termination of the Long-Term Savings Plan.

Contributions
All Participants can contribute a maximum of 100 percent of their base compensation to the Plan.  Participant contributions are subject to annual limitations imposed by the Code ($15,500 in 2007 and $15,000 in 2006).  The Company will make an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year.  The amount of Company matching contribution depends on the Participant’s employment classification and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants.  Through October 5, 2006, the Employer Additional Matching Contributions were invested in the Ameren Common Stock Fund, with the amounts remaining invested in the Ameren Common Stock Fund until Participants reached age 55.  At age 55, Participants had the opportunity to allocate these contributions to different investments if so desired.  Beginning October 6, 2006, the Employer Additional Matching Contributions continue to be invested in the Ameren Common Stock Fund, but participants have the opportunity to immediately allocate these contributions to different investments if so desired.  All Company

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

contributions are made to the extent sufficient earnings are available, as described in the Plan document.

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $5,000 in 2007 and $5,000 in 2006 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct their contributions and the Employer Basic Matching Contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of investment funds, excluding the AES Common Stock Fund.  Such fund allocation elections may be changed daily.  Investments in the AES Common Stock Fund can be reallocated at any time, but no new investments can be allocated to this fund.  Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.  Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds.  Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Loans
The Plan permits Participants to borrow from their accounts within the Plan.  Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the Participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company.  At December 31, 2007 and 2006, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting
The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits
The total amount of a Participant's account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant.  A Participant whose account balance is $1,000 or greater may defer distribution until December 31 of the year they attain age 70 1/2 but no later than April 1 of the year following the Participant's attaining age 70 1/2.  If the balance of the account is less than $1,000, the distribution shall be made in a lump sum within ninety days of his or her termination of employment, provided he or she is not an employee on such date.  All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Common Stock Fund or the AES Common Stock Fund, if applicable, distributed in shares of Ameren or AES common stock, respectively.  Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code.  For purposes of distributions, the Participant's account value will be determined as of the last business day coincident with or immediately preceding the day of distribution.  Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive distributions prior to termination of employment of (a) all or a portion of a Participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a Participant's account balance acquired by dividends or other income.  Any such distributions would be subject to tax withholding and potentially a 10 percent early withdrawal penalty similar to any other early Plan distribution unless the distribution is rolled over to an individual retirement account or other qualified plan.

Plan Transfers In
For 2006, Plan transfers in represent Participants’ account balances which have been transferred into the Plan from the Long-Term Savings Plan.  These Plan transfers in were due to participants transferring from a collective bargaining unit to a management position or other non-IBEW No. 702 collective bargaining unit.

Plan Termination
The Company intends to continue the Plan indefinitely.  However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

The Company adopted the provisions of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP") as of the plan year ended December 31, 2006.  The FSP requires investment contracts held by defined-contribution plans to be reported at fair value.  Previously, the Plan had reported fully benefit responsive investment contracts at contract value which represents the amount contractually available for participant benefits under the investment contract.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as a component of investments.  The difference between the fair value of the investment contracts and the contract value is presented as the "Adjustment from fair value to contract value for fully benefit-responsive

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

investment contracts" in the Statement of Net Assets Available for Benefits.  The adoption of the FSP did not impact the Statement of Changes in Net Assets Available for Benefits.

Investments
All investments are presented at fair value as of December 31, 2007 and 2006.  The fair value of the Ameren Common Stock Fund and the AES Common Stock Fund were determined using year-end published market prices.  Investments in mutual funds are valued at published net asset market value including accrued income on the last business day of each year.  Investments in the Northern Trust Company Collective Short-Term Investment Fund are valued at cost plus accrued income, which approximates fair value.  Investments in the Northern Trust Company Collective Stable Asset Fund are presented at fair value and adjusted to contract value to represent benefits available to Plan participants.  Participant loans are valued at cost, which approximates fair value.

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income
Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Gains and losses on security transactions are recorded on the trade date.

Administrative Expenses
Trustee fees and other fees associated with administering the Plan are paid by the Plan.

Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 clarifies that fair value is a market based measurement that should be determined based on the assumption that market participants would use in pricing an asset or liability.  This standard is effective for the Plan for the 2008 fiscal year.  We are still in the process of determining the impact of the adoption of SFAS 157 will have, if any; however, at this time we do not expect the impact of adoption to be material.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

3.         Investments

The following table presents investments of the Plan at December 31, 2007 and 2006, respectively:

	2007	2006
Investments at Fair Value as Determined
By Quoted Market Price

Common Stock
Ameren Corporation(1)(2)	$216,157,171	$236,513,066
The AES Corporation	12,879,946	14,690,520

Managed Domestic Equity Funds
Lord Abbett Mid-Cap Value Fund	-	189,058,193
Nuveen NWQ Small/Mid Cap Value Fund(1)	159,380,007	-
American Funds Washington Mutual Investors Fund		129,794,486
Allianz NFJ Dividend Value Fund(1)	130,013,958	-
Vanguard Asset Allocation Fund(1)	100,529,516	100,280,696
Barclays Global Investors Equity Index Fund(1)	103,534,220	100,064,867
American Funds Growth Fund of America(1)	106,907,541	81,702,630
Vanguard Extended Market Index Fund(1)	70,022,356	64,785,241

Managed International Equity Fund
American Funds EuroPacific Growth Fund(1)	157,385,716	110,091,094

Managed Fixed Income Fund
PIMCO Total Return Fund	49,311,716	31,649,737

Investments at Estimated Fair Value
Managed Fixed Income Funds
Northern Trust Company Collective Stable Asset Fund(1)(3)		194,656,640
Northern Trust Co. Collective Short-Term Investment Fund		4,408,320

Participant Loans	28,686,556	26,932,091

Total investments	$1,368,861,823	$1,284,627,581

(1)	Investments that represent 5 percent or more of the Plan’s net assets at December 31, 2007.
(2)	Nonparticipant-directed portion is $60,877,416 and $64,855,710 at December 31, 2007 and 2006, respectively.
(3)
Stable Asset Fund holds investment contracts that are presented at fair value.  Contract value of those investments, representing the benefits available to Plan participants, was $228,876,694 and $196,819,052 as of December 31, 2007 and 2006, respectively.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

During 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2007	2006
Investments at Fair Value as Determined
By Quoted Market Price

Managed Domestic Equity Funds	$16,228,252	$75,270,700
Managed International Equity Fund	18,922,616	16,128,295
Managed Fixed Income Fund	1,418,803	(234,521)
Ameren Common Stock Fund	1,715,824	12,540,590
AES Common Stock Fund	(433,134)	4,415,178

Net change in fair value	37,852,361	108,120,242

Investments at Estimated Fair Value

Managed Fixed Income Fund	9,640,217	8,147,652

Net change in fair value	$47,492,578	$116,267,894

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at and for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006

Net assets
Ameren Common Stock Fund	$60,877,416	$64,855,710
Employer contributions receivable	89,308	274,436

Changes in net assets
Dividends	2,838,307	3,378,335
Net appreciation in fair value of investments	352,515	3,602,776
Employer contributions	7,270,965	6,968,989
Benefits paid to Participants	1,962,722	2,493,108
Net transfer out to other investments	12,662,487	15,568,828

5.	Transactions with Parties-in-Interest

At December 31, 2007, the Plan held Company common stock with a cost and market value of $166,516,336 and $216,157,171, respectively.  During 2007, the Plan purchased shares at a cost of $37,724,959 and sold shares valued at $57,527,665.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

At December 31, 2006, the Plan held Company common stock with a cost and market value of $175,335,776 and $236,513,066, respectively.  During 2006, the Plan purchased shares at a cost of $36,059,395 and sold shares valued at $58,883,876.

The Plan held $3,337,513 and $4,408,320 in the Northern Trust Company Collective Short-Term Investment Fund at December 31, 2007 and 2006, respectively, which is managed by an affiliate of the Trustee.

The Plan held $230,715,607 and $194,656,640 in the Northern Trust Company Collective Trust Stable Asset Fund at December 31, 2007 and 2006, respectively, which is managed by an affiliate of the Trustee.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007 and 2006:

	2007	2006

Net assets available for benefits per the
financial statements	$1,368,147,059	$1,289,801,972
Amounts allocated to withdrawing Participants	-	(607,969)
Amounts allocated to deemed distributions of
participant loans	(707,337)	(306,234)
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	1,838,913	(2,162,412)

Net assets available for benefits per the Form 5500	$1,369,278,635	$1,286,725,357

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006

Total additions per the financial statements	$152,796,195	$218,442,225
Add: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts as of the
current year-end	1,838,913	(2,162,412)
Less: Adjustment from contract value to fair value for
fully benefit-responsive investment contracts as of the
prior year-end	2,162,412	-

Total additions per the Form 5500	$156,797,520	$216,279,813

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006

Benefits paid to Participants per the
financial statements	$74,044,718	$69,946,799
Add: Amounts allocated to withdrawing
Participants during the current year	-	607,969
Less: Amounts allocated to withdrawing
Participants during the prior year	(607,969)	(58,927)

Benefits paid to Participants per the Form 5500	$73,436,749	$70,495,841

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006

Deemed distributions of participant loans per the
financial statements	$-	$-
Add: Amounts allocated to deemed distributions of
participant loans during the current year	707,337	306,234
Less: Amounts allocated to deemed distributions of
participant loans during the prior year	(306,234)	-

Deemed distributions of participant loans per the
Form 5500	$401,103	$306,234

Deemed distributions of participant loans are recorded on the Form 5500 for participant loans that were deemed distributed under provisions of the Code during the plan year.

7.	Federal Income Tax Status

The Company obtained its latest determination letter July 31, 2001, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code.  The Plan has been amended since receiving the determination letter.  Effective January 31, 2007, the Company has filed for re-qualification of the Plan with the Internal Revenue Service. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2007.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Ameren Corporation
Savings Investment Plan
Notes to Financial Statements
December 31, 2007 and 2006

8.	Subsequent Events

Effective January 1, 2008, Fidelity Management Trust Company became the Trustee and recordkeeper of the Plan, replacing The Northern Trust Company and Hewitt Associates, respectively.

Effective February 1, 2008, the Long-Term Savings Plan merged into the Plan.  As such, all assets of the Long-Term Savings Plan were transferred to the Plan and all participants formerly in the Long-Term Savings Plan became participants in the Plan.  The assets transferred into the Plan consisted of 226,077 shares of Ameren common stock, with a fair market value of $10,114,685.  In addition, cash of $42,619,392 and loan balances of $1,523,509 were transferred into the Plan.

Ameren Corporation
Savings Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2007                                                                                                                                                                                                                                                                     Schedule I

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Desciption of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

*	Ameren Corporation	Ameren Common Stock Fund	$ 216,157,171
	NAM	Nuveen NWQ Small/Mid Cap Value Fund	159,380,007
* ***	Northern Trust Company	Collective Stable Asset Fund	230,715,607
	Allianz Global Investors Fund Management LLC	Allianz NFJ Dividend Value Fund	130,013,958
	The Vanguard Group	Vanguard Asset Allocation Fund	100,529,516
	Barclays Global Investors	Barclays Global Investors Equity Index Fund	103,534,220
	American Funds Group	Europacific Growth Fund	157,385,716
	American Funds Group	Growth Fund of America	106,907,541
	The Vanguard Group	Vanguard Extended Market Index Fund	70,022,356
	Pacific Investment Management Company	PIMCO Total Return Fund	49,311,716
* **	Participants	Participant Loans	28,686,556
	The AES Corporation	AES Common Stock Fund	12,879,946
*	Northern Trust Company	Collective Short-Term Investment Fund	3,337,513

			$ 1,368,861,823

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00 percent to 10.50 percent on loans maturing through 2018.
***
Stable Asset Fund holds investment contracts that are presented at fair value.  Contract value of those investments, representing the benefits available to Plan participants, was $228,876,694 as of December 31, 2007.

Note:Information pertaining to column (d) was not available for nonparticipant-directed investments, and was omitted for participant-directed investments because it was not applicable.

Ameren Corporation
Savings Investment Plan
Schedule H, Line 4j – Schedule of Reportable Transactions
December 31, 2007                                                                                                                                                                                                                                                                     Schedule II

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Desciption of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)

Series of Transactions
Ameren Corporation	Ameren Common Stock Fund	$ 37,724,960	-	-	-	$ 37,724,960	$ 37,724,960	$ -
		-	57,527,665	-	-	45,016,030	57,527,665	12,511,635
Northern Trust Company	Collective Short-Term Investment Fund	111,229,851	-	-	-	111,229,851	111,229,851	-
		-	112,300,657	-	-	112,300,657	112,300,657	-
Northern Trust Company	Collective Stable Asset Fund	79,527,060	-	-	-	79,527,060	79,527,060	-
		-	57,109,635	-	-	52,346,987	57,109,635	4,762,648
Allianz Global Investors	Allianz NFJ Dividend Value Fund	158,540,047	-	-	-	158,540,047	158,540,047	-
		-	19,042,983	-	-	13,004,003	19,042,983	6,038,980
American Funds Group	Europacific Growth Fund	56,972,406	-	-	-	56,972,406	56,972,406	-
		-	28,600,399	-	-	14,656,007	28,600,399	13,944,392
Lord Abbett	Lord Abbett Mid-Cap Value Fund	13,132,627	-	-	-	13,132,627	13,132,627	-
		-	226,194,130	-	-	174,515,581	226,194,130	51,678,549
NAM	Nuveen NWQ Small/Mid Cap Value Fund	218,071,093	-	-	-	218,071,093	218,071,093	-
		-	29,753,524	-	-	33,543,104	29,753,524	(3,789,580)
American Funds Group	Washington Mutual Investors Fund	9,368,778	-	-	-	9,368,778	9,368,778	-
		-	150,169,031	-	-	126,132,044	150,169,031	24,036,987

Individual Transactions
Allianz Global Investors	Allianz NFJ Dividend Value Fund	142,536,718	-	-	-	142,536,718	142,536,718	-
Lord Abbett	Lord Abbett Mid-Cap Value Fund	-	214,333,057	-	-	167,780,941	214,333,057	46,552,116
NAM	Nuveen NWQ Small/Mid Cap Value Fund	214,333,057	-	-	-	214,333,057	214,333,057	-
American Funds Group	Washington Mutual Investors Fund	-	142,615,511	-	-	119,496,773	142,615,511	23,118,738

Note:  Transactions or a series of transactions in excess of 5 percent of the current value of the Plan’s assets as of the beginning of the plan year as defined in Section 29 CFR 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN SERVICES COMPANY
(Administrator)

By      /s/ Donna K. Martin
Donna K. Martin
Senior Vice President and
Chief Human Resources Officer

June 27, 2008

EXHIBIT INDEX

Exhibit No.                                                                                      Description_______________

     23                                                            Consent of Independent Registered Public Accounting Firm